Filed Pursuant to Rule 433
Registration No. 333-222108-02

April 3, 2018

Pricing Term Sheet

Issuer:	Union Electric Company
Expected Ratings (Moody’s/S&P)*:	A2 / A
Trade Date:	April 3, 2018
Settlement Date:	April 6, 2018 (T+3)
Issue:	4.000% First Mortgage Bonds due 2048
Principal Amount:	$425,000,000
Coupon (Interest Rate):	4.000% per annum
Maturity:	April 1, 2048
Benchmark Treasury:	2.750% due November 15, 2047
Benchmark Treasury Price:	94-20+
Benchmark Treasury Yield:	3.025%
Spread to Treasury:	+100 basis points
Re-offer Yield:	4.025%
Offering Price (Issue Price):	99.567%
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2018
Optional Redemption:

Prior to October 1, 2047, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on October 1, 2047 discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after October 1, 2047, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	906548CN0 / US906548CN08
Joint Book-Running Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
BNY Mellon Capital Markets, LLC
KeyBanc Capital Markets Inc.
Co-Managers:	CastleOak Securities, L.P.
Mischler Financial Group, Inc.
Siebert Cisneros Shank & Co., L.L.C.
Stern Brothers & Co.

Supplemental Selling Restriction:	Notice to Prospective Investors in the United Arab Emirates

The bonds have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated April 3, 2018.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll-free at 1-855-495-9846.